SECURITI [barcode] ISSION

02021216

BP

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44058

RECEIVED APR - 2 2002 365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mitchell Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 West 50th St.

(No. and Street)

New York NY — NY — 10019

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn — 732-842-9450

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conroy Smith & Co

(Name — *if individual, state last, first, middle name*)

385 Prospect Ave — Hackensack — NJ — 07601

(Address) (City) (State) (Zip Code)

PROCESSED
JUL 10 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (2-89)

h 4/12

OATH OR AFFIRMATION

I, Thomas S Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitchell Securities Inc., as of December 31, ~~19~~x2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 1, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MITCHELL SECURITIES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

AS OF DECEMBER 31, 2001 AND 2000

CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mitchell Securities, Inc.

We have audited the accompanying statements of financial condition of Mitchell Securities, Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitchell Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations, its changes in stockholder's equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

January 30, 2002
New York, NY

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

MITCHELL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 36,990	$ 72,968
Receivable - clearing broker	42,076	121,912
Furniture, fixtures and equipment, net	20,708	27,596
Other assets	7,294	57,502
Total assets	$107,068	$279,978

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Current liabilities:		
Accounts payable and accrued expenses	$ 13,140	$107,376
Income taxes payable	2,298	6,000
Total current liabilities	$ 15,438	$113,376
Stockholder's equity:		
Capital stock, ($1 par value, 1,000 shares authorized, 100 shares issued and outstanding)	$ 100	$ 100
Additional paid-in-capital	14,122	14,122
Retained earnings	77,408	152,380
Total stockholder's equity	$ 91,630	$166,602
Total liabilities and stockholder's equity	$107,068	$279,978

See the accompanying notes to financial statements.

MITCHELL SECURITIES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Commission income	$1,226,422	$1,640,108
Research income	1,184	805
Other income	39,139	156,036
Interest and dividend income	2,723	8,286
Total revenues	$1,269,468	$1,805,235
Expenses:		
Salaries and wages	$ 539,671	$1,010,604
Payroll taxes and employee benefits	48,372	62,831
Clearance fees	207,623	305,066
Occupancy	73,478	76,493
Professional fees	35,765	26,925
Other expenses	255,055	253,713
Total expenses	$1,159,964	$1,735,632
Net income before provision for income taxes	$ 109,504	$ 69,603
Income taxes	8,000	6,000
Net income	$ 101,504	$ 63,603

See the accompanying notes to financial statements.

MITCHELL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2000	100	$14,122	$ 88,777	$102,999
Net income	-	-	63,603	63,603
Balance, December 31, 2000	100	$14,122	$152,380	$166,602
Shareholder distribution	-	-	(176,476)	(176,476)
Net income	-	-	101,504	101,504
Balance, December 31, 2001	100	$14,122	$ 77,408	$ 91,630

See the accompanying notes to financial statements.

MITCHELL SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash Flows From Operating Activities		
Net income	$101,504	$63,603
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation	6,888	10,710
Decrease (increase) in fees receivable	79,836	(55,437)
Decrease (increase) in other assets	50,208	(49,350)
(Decrease) increase in accounts payable and accrued expenses	(94,236)	46,103
(Decrease) increase in income taxes payable	(3,702)	(4,261)
Net cash provided by operating activities	$140,498	$11,368
Cash Flows From Investing Activities		
Capital withdrawn by shareholder	($176,476)	-
Purchase of furniture, fixtures and equipment	-	-
Net cash used by investing activities	($176,476)	-
(Decrease) increase in cash	($ 35,978)	$11,368
Cash and cash equivalents, January 1	72,968	61,600
Cash and cash equivalents, December 31	$ 36,990	$72,968

See the accompanying notes to financial statements.

MITCHELL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Organization

Mitchell Securities, Inc. was incorporated on July 1, 1995. Prior to this, the company operated as a sole proprietorship.

In 1991 the company became a registered broker-dealer, functioning as an introducing broker and has a standard agreement with its clearing broker. All securities transactions are introduced and cleared on a fully disclosed basis through the clearing broker.

The company also sells investment research services.

Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date; however, transactions are reviewed on a trade-date basis for significant changes.

Income Taxes

The company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder. Provision has been made for corporate taxes imposed by other taxing jurisdictions.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets.

Note 1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

The company's financial instruments that are potentially exposed to concentrations of credit risk consists primarily of cash, cash equivalents and accounts receivable. The company places its cash and cash equivalents with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.

Note 2. Furniture, Fixtures, Equipment and Capital Lease Payable

A summary of property, equipment and leasehold improvements as of December 31, 2001 and 2000 is as follows:

	2001	2000
Computer equipment	$46,332	$46,332
Automobile	35,943	35,943
	$82,275	$82,275
Accumulated depreciation and amortization	(61,567)	(54,679)
	$20,708	$27,596

Depreciation expense totaled $6,888 and $10,710 for the years ended December 31, 2001 and 2000, respectively.

Note 3. Commitments

During 1998 the company entered into a lease agreement for office space on a month to month basis at an estimated rental fee of $3,543 per month. That lease was terminated in August 2001. The company also leased additional space on a month to month basis at a monthly rental of $3,125.

Total rental expense for the year ended December 31, 2001 was $73,478.

Note 4. Net Capital Requirements

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the company had net capital of $65,291 which was $60,291 in excess of its required net capital. The company's net capital ratio was .201 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

Schedule I

MITCHELL SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2001

Net Capital

Total ownership equity from Statement of Financial Condition		$91,630
Total capital		$91,630
Deductions and/or charges:		
Non-allowable assets:		
Furniture, fixtures and equipment	$20,708	
Other assets	4,996	25,704
Net capital before haircuts on securities		$65,926
Haircuts on securities:		
Trading and investment securities:		
Exempted securities - broker money market fund		635
Net capital		$65,291

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 876
Minimum dollar net capital required	$ 5,000
Excess net capital	$60,291

Computation of Aggregate Indebtedness

Total A.I. liabilities	$13,140
Percent of aggregate indebtedness to net capital	20.1

MITCHELL SECURITIES, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

MITCHELL SECURITIES, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

Schedule IV

MITCHELL SECURITIES, INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2001

	Unaudited Filing	Audited Filing	Increase (Decrease)
Total capital	$87,480	$91,630	$4,150
Deductions:			
Non-allowable assets and haircuts on securities	22,189	26,339	(4,150)
Net capital	$65,291	$65,291	- 0 -

The difference between the audited and unaudited filings is due to an adjustment to depreciation.

CONROY, SMITH & CO.

certified public accountants

Board of Directors
Mitchell Securities, Inc.

We have audited the financial statements of Mitchell Securities, Inc. for the year ended December 31, 2001, and have issued our report thereon dated January 30, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Mitchell Securities taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Conroy, Smith & Co.

January 30, 2002
New York, NY